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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ViryaNet Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 1.0 per share

(Title of Class of Securities)

M97540 11 2

(CUSIP Number)

Ana Isabel Morales
Telvent Investments, S.L.
Valgrande 6
28108 Alcobendas
Madrid, Spain
34-90-233-5599

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M97540 11 2

1.	Name of Reporting Person: Telvent Investments, S.L.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Spain

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,125,917 (1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,125,917 (1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,125,917 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.76%

14.	Type of Reporting Person (See Instructions): CO

(1)  Includes a vested option to purchase 5,000 Oridinary Shares

     This Amendment No. 1 to Schedule 13D (“First Amendment”) is filed by Telvent Investments, S.L. (“Telvent”) to further supplement and amend the Schedule 13D originally filed on September 3, 2004 (the “Schedule 13D”). On February 10, 2005, Telvent purchased an additional 581,659 Ordinary Shares (the “First Amendment Shares”) in ViryaNet Ltd. (“ViryaNet”), so that, after the transaction disclosed in this First Amendment, Telvent owns 1,120,917 Ordinary Shares and has the vested option to purchase 5,000 Ordinary Shares. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D.

     Items 3, 4, 5, 6 and 7 are hereby supplemented and amended.

3. Source and Amount of Funds or Other Consideration.

     Item 3 is supplemented as follows:

     Telvent expended $1,332,000.00 of its working capital to purchase the First Amendment Shares.

4. Purpose of Transaction.

     Item 4 is supplemented as follows:

     In furtherance of its previously disclosed intentions, Telvent acquired the First Amendment Shares as a strategic investor, and the securities are being held for investment purposes.

5. Interest in Securities of the Issuer.

     Item 5 is supplemented as follows:

     (a)-(b) The response of Telvent to rows 7, 8, 9, 10, 11, 12 and 13 of the cover page to this First Amendment are incorporated herein by reference.

     (c) Not applicable.

     (d) To the knowledge of Telvent no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the First Amendment Shares covered by this First Amendment.

     (e) Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is supplemented as follows:

     On February 7, 2005, Telvent and ViryaNet entered into a Share Purchase Agreement (the “Share Purchase Agreement”) pursuant to which on February 10, 2005 (the “Closing Date”), Telvent purchased the First Amendment Shares from ViryaNet in a private placement that was exempt from the registration requirements of the Securities Act of 1933, as amended (the “1933 Act”). The First Amendment Shares were purchased for an aggregate consideration of approximately $1,332,000, or $2.29 per share.

     In connection with the purchase of the First Amendment Shares, in addition to the Share Purchase Agreement, Telvent and ViryaNet entered into a Registration Rights Agreement, dated February 7, 2005 (the “Registration Rights Agreement”), and a Lock-up Agreement, dated February 7, 2005 (the “Lock-up Agreement”). Under the Registration Rights Agreement, ViryaNet agreed, among other things, to register the First Amendment Shares purchased by Telvent under the Share Purchase Agreement for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the 1933 Act. Under the Lock-up Agreement, Telvent agreed, among other things, not to transfer until the six month anniversary of the Closing Date any of the First Amendment Shares it purchased pursuant to the Share Purchase Agreement, together with any Ordinary Shares issued in respect of the First Amendment Shares as a dividend or in connection with a stock split, recapitalization, reclassification, subdivision, combination or exchange of Ordinary Shares in ViryaNet. Telvent also agreed that until the fifteenth-month anniversary of the Closing Date, following the effective date of a registration statement of ViryaNet filed under the 1933 Act, if requested by ViryaNet and the underwriter in a underwritten offering of ViryaNet’s securities, Telvent will not, for a period of up to 90 days, directly or indirectly sell or otherwise transfer or dispose of any securities of ViryaNet held by it at any time during such period except for securities included in such registration and provided that certain other stockholder of ViryaNet have agreed to similar restrictions.

     Other than the Share Purchase Agreement, the Registration Rights Agreement and the Lock-up Agreement described herein, and except as disclosed in the Schedule 13D, to the knowledge of Telvent, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of ViryaNet, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The description of the transactions and agreements set forth in this First Amendment are qualified in their entirety by reference to the complete agreements governing such matters, each of which are filed with this First Amendment and incorporated by reference into this response to Item 6.

7. Material to be Filed as Exhibits.

     Item 7 is supplemented as follows:

Exhibit	Description
1	Share Purchase Agreement, dated February 7, 2005, by and between ViryaNet Ltd. and Telvent Investments, S.L.

2	Registration Rights Agreement, dated February 7, 2005, by and between ViryaNet Ltd. and Telvent Investments, S.L.

3	Lock-up Agreement, dated February 7, 2005, by and between ViryaNet Ltd. and Telvent Investments, S.L.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2005	TELVENT INVESTMENTS, S.L.
	By:	/s/ José Ignacio del Barrio Gómez
		Name:	José Ignacio del Barrio Gómez
		Title:	Joint Director

By:	/s/ Manuel Sanchez Ortega
	Name:	Manuel Sanchez Ortega
	Title:	Joint Director